UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTION, D.C. 20549


SCHEDULE 13G

Under the Securities and Exchange Act of 1934
(Amendment No. 1)


Abitibibowater Inc.
(Name of Issuer)


Common Stock, $0.001 par value per share
(Title of Class of Securities)


003687209
(CUSIP Number)


December 31, 2011
(Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:


	[ X ]	Rule 13d-1(b)



	[   ]	Rule 13d-1(c)



	[    ]	Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act
(however, see the Notes).




CUSIP No. 003687209




  1. Names of Reporting Persons.

  I.R.S. Identification Nos. of above persons (entities only).



	Foyston, Gordon and Payne INC.



  2. Check the Appropriate Box if a Member of a Group (See Instructions)


	(a)	[     ]

  	(b)	[     ]



  3.





		 SEC Use Only






  4. Citizenship or Place of Organization


	Canada


Number of

Shares

Beneficially

Owned by

Each

Reporting

Person

With




  5. Sole Voting Power



	0



  6. Shared Voting Power



	8966382



  7. Sole Dispositive Power



	0



  8. Shared Dispositive Power



	8966382



  9. Aggregate Amount Beneficially Owned by Each Reporting Person



	8966382



10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]







11. Percent of Class Represented by Amount in Row (9)



	9.2%



12. Type of Reporting Person (See Instructions)



	IA



Item 1.


  	  	(a) Name of Issuer



			Abitibibowater Inc.



  	  	(b) Address of Issuers Principal Executive Offices



		 	111 Duke Street, Suite 5000
 			Montreal, Quebec; Canada H3C 2M1




Item 2.


	  	(a) Name of Person Filing



			Foyston, Gordon & Payne Inc



  	  	(b) Address of Principal Business Office or, if none, Residence


			1 Adelaide Street East, Suite 2600
			Toronto, Ontario
			M5C 2v9



		(c)  Citizenship



			Canada



  	  	(d) Title of Class of Securities



			Common Stock, $0.001 par value per share



		(e) CUSIP Number



			003687209



Item 3.   	If this statement is filed pursuant to subsection 240.13d-1(b) or
                240.13d-2(b) or (c), check whether the person filing is a:


  	(a) 	  Broker or dealer registered under section 15 of
                  the Act (15 U.S.C. 78o).

  	(b) 	  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

  	(c) 	  Insurance company as defined in section 3(a)(19) of the
		  Act (15 U.S.C. 78c).

  	(d) 	  Investment company registered under section 8 of the Investment
		  Company Act of 1940 (15 U.S.C 80a-8).

  	(e)  X    An investment adviser in accordance with Section
		  240.13d-1(b)(1)(ii)(E);

  	(f) 	  An employee benefit plan or endowment fund in accordance with
		  section240.13d-1(b)(1)(ii)(F);

  	(g) 	  A parent holding company or control person in accordance with
		  section 240.13d-1(b)(1)(ii)(G);

  	(h) 	  A savings associations as defined in Section 3(b) of the Federal
		  Deposit Insurance Act (12 U.S.C. 1813);

  	(i) 	  A church plan that is excluded from the definition of an investment
		  company under section 3(c)(14) of the Investment Company Act of
		  1940 (15 U.S.C. 80a-3);

  	(j) 	  Group, in accordance with section240.13d-1(b)(1)(ii)(J).



Item 4.	Ownership.

		Provide the following information regarding the aggregate number and
		percentage of the class of securities of the issuer identified in Item 1.

  	  	(a) Amount beneficially owned:



			8966382



  	  	(b) Percent of class:



			9.2 %



  	  	(c) Number of shares as to which the person has:


  	  		(i) Sole power to vote or to direct the vote:



				0



  	  	  	(ii) Shared power to vote or to direct the vote:



				8966382



  	  	  	(iii) Sole power to dispose or to direct the disposition of:



				0



  	  	  	(iv) Shared power to dispose or to direct the disposition of:



				8966382




Item 5. Ownership of Five Percent or Less of a Class



	If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more
	than five percent of the class of securities, check the following [    ].



Item 6. Ownership of More than Five Percent on Behalf of Another Person.



	The above mentioned shares were purchased for managed accounts of Foyston,
	Gordon & Payne Inc.in its capacity as investment adviser and are held solely
	for investment purposes in the ordinary course of business and not with the
	purpose or effect of changing or influencing control. No one client of Foyston,
	Gordon & Payne Inc. has beneficial ownership greater than 5%.


Item 7. Identification and Classification of the Subsidiary Which Acquired the
	Security Being Reported on by the Parent Holding Company or Control Person.



  	N/A



Item 8. Identification and Classification of Members of the Group



  	N/A



Item 9. Notice of Dissolution of Group



	N/A




Item 10. Certification



	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary
	course of business and were not acquired and are not held for the purpose of
	or with the effect of changing or influencing the control of the issuer of
	the securities and were not acquired and are not held in connection with or
	as a participant in any transaction having that purpose or effect.



SIGNATURE






After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


	April 24, 2012

	/s/Mark Thompson

	Mark Thompson/ Chief Operating Officer and Chief Compliance Officer